Grace C. Torres Senior Vice President The Prudential Insurance Company of America 100 Mulberry Street – GC3-9 Newark, NJ 07102 Phone# 973 367-7503 Fax# 973-367-8016

VIA EDGAR

August 23, 2013

Ms. Cindy Rose

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Comments on N-CSR Filings:
           The Target Portfolio Trust
           Prudential Investment Portfolios 2
           Prudential MoneyMart Assets, Inc. (the “Funds”)

Dear Ms. Rose:

On behalf Prudential Investments LLC ("PI"), the Manager of the Funds, we are responding to your telephone comments on behalf of the Staff on the annual shareholder report filings (the "Annual Report") on Form N-CSR of The Target Portfolio Trust for the fiscal year ended October 31, 2012, and Prudential Investment Portfolios-2 for the fiscal year ended January 31, 2013 and the semi-annual shareholder report filing (the “Semi-annual Report) on Form N-CSR of Money Mart Assets Fund Inc for the period ended January 31, 2013. This letter summarizes the Staff's comments and our responses that we discussed during the call. As agreed, revisions have been reflected in financial statements since issued by PI where such comments were applicable. Additionally, where applicable, the comments relating to annual reports only will be incorporated in all future annual reports.

Participating on the call on behalf of PI were:

Grace C. Torres Senior Vice President of PI and Treasurer of the Funds

Sadiq Peshimam Vice President, PI and Assistant Treasurer of Funds

1.	General comment: The Staff noted that a fund’s performance reported in the Management Discussion sometimes differs from the performance reported in the Financial Highlights of the fund by a few basis points. The Staff inquired into the reason for the same.

Response: Ms. Torres noted that the performance reported in the Management Discussion & Analysis section represents the performance based on the daily net asset value that the funds strike, which net asset value was used to process shareholder activity. The performance reported in the Financial Highlights represents performance based net asset value used for the purpose of financial reporting, which could differ due to trade date adjustments required under U.S. generally accepted accounting principles (GAAP). For that reason, the footnote relating to the Total Return in the financial highlights states, “Total returns may reflect adjustments to conform to generally accepted accounting principles”.

2.	Financial Highlights. The Staff noted that the Prudential funds presented under “Ratios to average net assets” “Expenses, including distribution and service (12b-1) fees” and “Expenses, excluding distribution and service (12b-1) fees”. The Staff noted that the requirement is to present the expense ratio including all expenses and that the expense ratio, excluding distribution and service (12b-1) fees, should not be presented in the main body of the Financial Highlights. In addition, the Staff requested that the reference to the expense ratio without the distribution and service (12b-1) fees expense should not be included in the footnotes to the Financial Highlights, when a fund discloses footnotes with the expenses without waivers and expense subsidies. The Staff noted that the change should be incorporated in all financial statements beginning with the next reporting cycle.

Response: The Staff’s comment has been accepted and, as agreed with the Staff, all prospective financial statements will reflect the comment.

  Target Portfolio Trust shareholder letter: The Staff noted that in the shareholder letter of the Target Portfolio Trust, the Performance Tables (Cumulative Total Return and Average Annual Total Return tables) and the 10 K chart are not in accordance with the instructions under paragraph 27(b) – 7 of Form N-1A. The Staff noted that the performance tables for the equity funds were presented together, followed by the 10K charts for each of the equity funds. Following the charts for the equity funds, the performance and then the 10K charts for the bond funds were presented in the same manner. The Staff noted that the instructions to Form N-1A require that the performance table for each fund should be immediately followed by the 10K chart for that fund.

Response: The Staff’s comment has been accepted and, as agreed with the Staff, all prospective annual financial statements will reflect the change.

  Waiver and Expense recoupment on Money Market Funds with yield floor. The Staff inquired whether the money market funds had a policy of recapturing contractually waived advisory fees. In addition, the Staff inquired whether fees waived in any given year for money market funds which had a yield floor are recouped.

Response: Ms. Torres responded that the money market funds did not have a policy of recapturing contractually waived advisory fees. In addition, there was no recapture of amounts waived pursuant to yield floors in any fiscal year following such fiscal period where the fees have been waived to meet the yield floor.

  Prudential Investment Portfolios 2. The Staff noted that the 10K line graph was missing for the Core Short Term Bond Fund in the financial statements.

Response: Ms. Torres responded that the shares of the Core Short Term Bond Fund were not registered under the Securities Act of 1933, and therefore, the 10K Chart was not required to be included in the Fund’s annual financial statements.

Tandy Representations

In connection with the Commission Staff’s review of the above-referenced N-CSR filings, the Funds acknowledge that, with respect to filings made by the Funds with the Commission and reviewed by the Staff:

(a) the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Funds may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that we have provided appropriate responses to all of the Staff's comments. Please feel free to contact me at 973-367-7503 with any further specific accounting questions or regarding any general disclosure issues.

Sincerely,

/s/ Grace C. Torres

Senior Vice President of PI and

Treasurer of the Funds

cc:

Raymond O’Hara, Chief Legal Officer

Bruce Karpati, Chief Compliance Officer